UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.8 )

Under the Securities Exchange Act of 1934

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Catherine S. Hill, Esq.

Mechanical Technology Incorporated

431 New Karner Road

Albany, New York 12205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2003

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ?

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mechanical Technology Incorporated I.R.S. Identification No. 141462255

2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization State of New York

		7	Solve Voting Power	7,593,227

Number of Shares Beneficially Owned by Reporting Person With		8	Shared Voting Power	0

		9	Sole Dispositive Power	7,593,227

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			7,593,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13	Percent of Class Represented Amount in Row (11)	14.89%

14	Type of Reporting Person	CO

Schedule 13D/A

This Amendment No. 8 to the Schedule 13D amends and supplements the Schedule 13D originally filed on December 11, 2000 (the "Schedule 13D") by Mechanical Technology Inc., a New York Corporation. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read as follows:

The business conducted by the Issuer was initially developed by MTI prior to June 1997, and was contributed to Plug Power, LLC (the predecessor of the Company) in exchange for equity interests. Based upon the historical development of the business of the Issuer and the significant continuous equity ownership by MTI of Plug Power, LLC and the Issuer, MTI may be deemed to have influence over the management or policies of the Issuer.

On December 20, 2002, MTI entered into an exchange transaction with First Albany Companies Inc. (FAC) where 8 million shares of MTI common stock owned by FAC were exchanged for 2,721,088 shares of Plug Power common stock owned by MTI.

On December 17, 2001, MTI entered into a plan under Rule 10b5-1 (the "Plan") pursuant to which MTI will sell shares of Common Stock of the Issuer. The Plan provides for the sale of, and MTI intends to sell, up to 1.2 million shares and 2 million shares of Common Stock of the Issuer during calendar 2002 and calendar 2003, respectively. As of March 21, 2003, 1,680,000 shares of Common Stock of the Issuer have been sold pursuant to the Plan. Under the terms of the Plan, MTI may terminate the Plan at any time.

In addition to the foregoing, as significant shareholders of Plug Power, MTI may consider, from time to time, (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As of March 21, 2003:

(a) MTI is the direct and beneficial owner of 7,593,227 shares of the Issuer Common Stock, including shares covered by the Plan, representing 14.89% of the Common Stock outstanding.

(b) MTI has the sole power to vote and sole dispositive power for 7,593,227 shares of the Issuer Common Stock.

(c) During the past sixty (60) days MTI has sold shares of Common Stock of the Issuer, in open market transactions, as follows:

Date	Number of shares	Price per share	Date	Number of shares	Price per share
01/21/03	5,000	$ 4.4611	02/18/03	5,000	$ 5.2390
01/22/03	5,000	$ 4.1436	02/19/03	5,000	$ 5.3630
01/23/03	15,000	$ 4.3379	02/20/03	5,000	$ 5.3831
01/24/03	7,500	$ 4.4550	02/24/03	5,000	$ 5.5383
01/27/03	7,500	$ 4.1666	02/27/03	5,000	$ 5.5320
01/28/03	50,000	$ 4.8565	03/04/03	10,000	$ 5.3163
01/29/03	185,000	$ 5.9503	03/05/03	5,000	$ 5.0574
01/30/03	10,000	$ 5.3913	03/06/03	7,500	$ 5.0326
01/31/03	9,000	$ 5.0411	03/07/03	10,000	$ 5.1057
02/03/03	6,000	$ 5.0406	03/11/03	3,500	$ 5.0693
02/04/03	5,000	$ 4.6872	03/12/03	5,000	$ 5.0089
02/05/03	5,000	$ 4.8088	03/14/03	10,000	$ 4.9839
02/06/03	30,000	$ 5.3416	03/17/03	6,500	$ 4.8215
02/11/03	7,500	$ 5.3300	03/18/03	5,000	$ 4.9797

No other Control Person has purchased or sold any shares of Plug Power Common Stock.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: March 24, 2003

Mechanical Technology Incorporated

s/Cynthia A. Scheuer
By: Cynthia A. Scheuer